SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, August 12, 2016 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC, Fitch: CC and Moody’s: Caa3), Brazil's largest air transportation and travel services group, with annual revenues of R$10 billion, announces today preliminary air traffic figures for the month of July 2016 and the year-to-date. Comparisons refer to the same period of 2015.

GOL's Highlights

|           The volume of seats available for sale in the total system presented a 22.0% decrease in the month of July, when compared to July 2015. In the year to date, the decline was of 15.5% over the same period of 2015.

|           The reduction of the volume of departures was 22.3% and 15.6% in the month and in 2016, respectively.

|           The domestic capacity followed the adjustment trend with a reduction of 6.7% in July and 6.4% in the year to date, when compared to the same periods of 2015.

|           The domestic demand fell by 6.8% in the month, leading the load factor to 84.3%, remaining stable in the previous year. In 2016, the load factor was 77.9%, with a decrease of 8.2% in demand when compared to the same period of 2015.

|           In the international market in July, the capacity and demand fell by 16.7% and 17.9%, respectively, when compared to the same month in 2015. The load factor went to 75.4%, representing a decrease of 1.1 p.p. In the year to date, the capacity and the demand fell by 15.8% and 12.5%, respectively, leading to an increase of 2.8 p.p in the load factor when compared to the same period of the previous year, reaching 74.3%.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group, with annual revenues in excess of R$10 billion, with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Latin America's largest low-cost and low-fare carrier, operating approximately 860 daily flights to 65 destinations, being 13 international in South America and the Caribbean. GOLLOG is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), GLAI has the following ratings CCC (Standard & Poor's), CC (Fitch) and Caa3 (Moody's).

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Operational data *	Jul/16	Jul/15	% Var.	7M16	7M15	% Var.	Jul/16 LTM	Jul/15 LTM	% Var.
Total System
Departures	21,766	28,007	-22.3%	156,928	185,954	-15.6%	286,876	321,674	-10.8%
Seats	3,626	4,649	-22.0%	26,154	30,948	-15.5%	47,735	53,585	-10.9%
ASK (mm)	4,130	4,490	-8.0%	27,158	29,393	-7.6%	47,507	50,482	-5.9%
RPK (mm)	3,436	3,740	-8.1%	21,030	23,026	-8.7%	36,413	39,462	-7.7%
Load Factor	83.2%	83.3%	-0.1 p.p	77.4%	78.3%	-0.9 p.p	76.6%	78.2%	-1.4 p.p
Pax on board	2,961	3,732	-20.7%	19,357	23,242	-16.7%	34,983	40,439	-13.5%
Domestic
Departures	20,417	26,443	-22.8%	148,099	175,940	-15.8%	271,149	304,329	-10.9%
Seats	3,388	4,377	-22.6%	24,602	29,192	-15.7%	44,980	50,543	-11.0%
ASK (mm)	3,628	3,888	-6.7%	23,975	25,614	-6.4%	41,809	43,989	-5.0%
RPK (mm)	3,058	3,279	-6.8%	18,666	20,324	-8.2%	32,243	34,831	-7.4%
Load Factor	84.3%	84.3%	0.0 p.p	77.9%	79.3%	-1.6 p.p	77.1%	79.2%	-2.1 p.p
Pax on board	2,785	3,527	-21.0%	18,218	21,993	-17.2%	32,993	38,291	-13.8%
International
Departures	1,349	1,564	-13.7%	8,829	10,014	-11.8%	15,727	17,345	-9.3%
Seats	238	273	-12.6%	1,552	1,756	-11.6%	2,756	3,042	-9.4%
ASK (mm)	502	603	-16.7%	3,182	3,779	-15.8%	5,698	6,494	-12.3%
RPK (mm)	379	461	-17.9%	2,364	2,702	-12.5%	4,170	4,631	-9.9%
Load Factor	75.4%	76.5%	-1.1 p.p	74.3%	71.5%	2.8 p.p	73.2%	71.3%	1.9 p.p
Pax on board	176	206	-14.3%	1,138	1,248	-8.8%	1,990	2,147	-7.3%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.